SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

April, 1st , 2005

Comisión Nacional Supervisora
de Empresas y Valores
CONASEV

Reference: Material Event

Dear Sirs:

Our company, Credicorp Ltd. (NYSE: BAP) in accordance with article 28 of the Peruvian Capital Markets Law and the CONASEV Resolution for Material Events and Reserved Information and Other Communications N° 107-2002-EF/94.10.0 as modified by CONASEV Resolution number 009-2003-EF/94.10, hereby notify you of the following “Material Event”:

In the Annual Shareholder’s Meeting, held on March 31, 2005 the following agreements were approved with the required quorum being represented:

1. The 2004 Annual Report

2. The consolidated financial statements, including the Balance Sheet and the Profit and Loss Statement for the year ended on December 31, 2004, in addition to the Report of the external auditors, Medina, Zaldívar, Paredes y Asociados a member firm of Ernst & Young.

3. Amendments to Corporate Bye-Laws, replacing the text of Bye-Law 4.11, by which the Board shall consist of eight Directors and that each Director shall hold office for a three year period commencing in the Annual General Meeting the Director was elected and ending the Annual General Meeting in the third successive year of the year of his election. The shareholders in a General Meeting or the Board shall have the power to appoint any person as a Director to fill a vacancy ocurring on the Board for the remainder of the election period.

It was agreed to continue applying Bye-Law 4.23 by which it is required the affirmative votes of at least two thirds of the total shares to amend Bye-Laws 4.11 and 4.23.

4. Election of the Board of Directors that will hold office until the next election to be held in the Annual General Meeting in year 2008, according to the Bye-Laws:

-Dionisio Romero Seminario
-Luis Nicolini Bernucci
-Fernando Fort Marie
-Reynaldo Llosa Barber
-Juan Carlos Verme Giannoni
-Luis Enrique Yarur Rey
-Felipe Ortiz de Zevallos Madueño
-Germán Suárez Chávez

5. The designation of Medina, Zaldívar, Paredes y Asociados, a member firm of Ernst & Young, as external auditors for the 2005 calendar year.

A cash dividend amounting to US$ 75,505,853.60 million, equal to US$ 0.80 per share over a total of 94,382,317 shares, will be paid on May 2, 2005 and payable to all shareholders that are registered on the Company’s registry by April 19, 2005 (“Record Date”). This dividend was approved by the Board in a meeting held on February 17, 2005, and was announced as a Material Event promptly thereafter.

With our letter on February 25, 2005, we also included a copy of the Annual Report and the Report of the external auditors for the year 2004, as well as the Additional Information Document, according to CONASEV Resolution N° 107-2002-EF/94.10.0. These documents have not been modified.

Sincerely,

Fernando Palao
CREDICORP LTD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 01, 2005

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.